SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (AMENDMENT NO. 2)


                    AMPAL - AMERICAN ISRAEL CORPORATION

                __________________________________________

                             (Name of Issuer)


                 Class A Stock, par value $1.00 per share

                 -----------------------------------------
                      (Title of Class and Securities)


                                032015 10 9

                 ----------------------------------------
                   (CUSIP Number of Class of Securities)

                        Kenneth L. Henderson, Esq.
              Robinson Silverman Pearce Aronsohn & Berman LLP
                        1290 Avenue of the Americas
                         New York, New York  10104
                              (212) 541-2000

                  ---------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)


                               June 6, 1996
                 -----------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:( )

Check the following box if a fee is being paid with this Statement:( )

                          SCHEDULE 13D

CUSIP No. 032015-10-9
          -----------


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     REBAR FINANCIAL CORP.
- -----------------------------------------------------------------
                                                              __
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |__|

                                                              __
                                                         (b) |__|
- -----------------------------------------------------------------
3    SEC USE ONLY

- -----------------------------------------------------------------
4    SOURCE OF FUNDS

     BK, AF
- -----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED __
     PURSUANT TO ITEMS 2(d) or 2(E)                          |__|

- -----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
- -----------------------------------------------------------------
          7    SOLE VOTING POWER
NUMBER OF      7,362,352*

SHARES    -------------------------------------------------------
          8    SHARED VOTING POWER
BENEFICIALLY   0

OWNED BY  -------------------------------------------------------
          9
EACH           SOLE DISPOSITIVE POWER
               7,362,352*
REPORTING

PERSON    -------------------------------------------------------
          10   SHARED DISPOSITIVE POWER
               0
WITH

- -----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,362,352*
- -----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   __
     CERTAIN SHARES*                                         |__|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.9%*
- -----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
- ----------------------------------------------------------------

* The Reporting Person has a right to acquire 1,500,001 shares of Class A Stock or Common Stock pursuant to a Stock Purchase Agreement dated May 12, 1996. These 1,500,001 shares are included in the total number of shares reported.


          This statement constitutes Amendment No. 2 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Rebar Financial Corp. ("Rebar") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation (the "Issuer").

          Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

          (a) In connection with the Initial Closing under the Stock Purchase Agreement (described under Item 5), Rebar obtained a bridge loan from The First International Bank of Israel Ltd. (the "Lender"), in Insrael, in the amount of $45,580,000, representing approximately 80% of the funds required at the Initial Closing. The balance of the funds were contributed to Rebar by the Principals.

          The loan from the Lender bears interest at a floating rate equal to .75% above LIBOR and is due six months from the date of funding and can be prepaid in whole or in part at any time on an interest payment date. At the end of the six month initial period, upon repayment of the bridge loan, the Lender has indicated that it is prepared to provide a replacement loan for a period of up to 9 1/2 years, with the interest rate and payment schedule to be determined at that time. Rebar is obligated to grant to the Lender a first priority lien and security interest on the Class A Stock acquired at the Initial Closing and at any Supplemental Closing.

          If at the end of any quarter the value of the pledged shares is less than the amount of the debt to the Lender, then Rebar is obligated, on demand from the Lender, to either repay the excess portion of the loan or provide additional collateral. If the excess portion of the loan is not repaid, or additional collateral is not provided, the Lender has the right to call the loan and require it to be paid in full.

          The loan is guaranteed by Benjamin Steinmetz and Raz Steinmetz, two of the Principals, to the extent, in the aggregate, of 25% of the amount of the loan.

          A copy of an English translation of the commitment letter of the Lender, the original of which is in Hebrew, is attached to this filing as Exhibit No. 2. Reference is made to the commitment letter for the full terms thereof.

          (b) Rebar used funds contributed by the Principals to make the open market purchase of 120,000 shares of Class A Stock described in Item 5.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

          (a) On June 6, 1996, the Initial Closing under the Stock Purchase Agreement described in the Schedule 13D took place. At the Initial Closing, Rebar completed the purchase of 5,742,351 shares of Class A Stock. Rebar paid (i) $45,167,709 for the 5,742,351 shares of Class A Stock delivered at the Initial Closing (approximately $7.87 per share), and
(ii) an additional $11,798,583 in consideration of an additional 1,500,001 shares of Class A Stock or Common Stock (at the option of the Bank) to be delivered to Rebar at the Supplemental Closing to be held at a later date. If the Seller elects to deliver 1,500,001 shares of Common Stock of the Issuer, Rebar will be required to make an additional payment at the Supplemental Closing. If the Seller elects to deliver Class A Stock, no additional consideration is required to be paid by Rebar.

          (b) Rebar made the following purchases of Class A Stock in open market transactions:


 Date            Number of Shares  Price Per Share    Total Price

May 24, 1996                5,000         $5.25          $ 26,250
May 24, 1996                3,000        $5.375            16,125
May 28, 1996                2,500         $5.25            13,125
May 28, 1996               10,000       $5.3125            53,125
May 28, 1996               95,500       $5.3125           528,594
                           ------                        --------
Totals:                   120,000                        $637,219

          (c) Based on the number of shares of Class A Stock of the Issuer outstanding as set forth in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996, (i) if the Seller elects to deliver at the Supplemental Closing an additional 1,500,001 shares of Class A Stock under the terms of the Stock Purchase Agreement, Rebar will hold 35.9% of the issued and outstanding shares of Class A Stock; and (ii) if the Seller elects to sell to Rebar 1,500,001 shares of Common Stock at the Supplemental Closing, then Rebar will continue to hold 5,862,351 shares of Class A Stock, representing approximately 28.6% of the issued and outstanding shares of Class A Stock, and will hold more than 50% of the Issuer's issued and outstanding Common Stock.

Item 7.   Materials to be Filed as Exhibits.

          Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

          Exhibit No. 2            Commitment Letter (English Translation)
                                   dated June 5, 1996 from The First
                                   International Bank of Israel, Ltd. to
                                   Rebar Financial Corp.  The original,
                                   binding version of this document is in
                                   Hebrew.

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   REBAR FINANCIAL CORP.



                                   By:/s/ Raz Steinmetz
                                      ---------------------
                                      Name:   Raz Steinmetz
                                      Title:  Vice President

Dated:  June 13, 1996

                                                                  EXHIBIT 2






          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the English translation of the Commitment Letter as set forth below is fair and reasonably accurate.



          REBAR FINANCIAL CORPORATION


          By:/s/ Raz Steinmetz
             -------------------
          Name: Raz Steinmetz
          Title: Vice President




          Dated: June 13, 1996

[Translation from the Hebrew]

                  The First International Bank of Israel

                                   June 5, 1996

Rebar Financial Corporation

Dear Sirs:

     Whereas you have informed us of your intention to purchase 7,242,352 shares (the "Shares") of Ampal American Israel Corporation ("Ampal"), a corporation registered in the State of New York, U.S.A., whose shares are traded on the New York Stock Exchange (the "Stock Exchange"), which Shares comprise 26.23% of Ampal's base capital, for US$56,974,000 (Fifty-six million nine hundred and seventy-four thousand dollars); and
     Whereas in order to execute the transaction of the Shares you have requested a loan of US$45,580,000 (Forty-five million five hundred and eighty thousand dollars);
     Therefore, at your request, we hereby inform you that subject to fulfillment of all the accumulated conditions specified below, including the provision of securities and guarantees detailed below, to our complete satisfaction, we will be prepared to provide you with a loan in the amount of US$45,580,000 (Forty-five million five hundred and eighty thousand dollars) (the "Loan").
(a) For the intermediate stage, you will be provided with a loan for a period not exceeding six months. This loan will accrue dollar interest at the LIBOR rate plus 0.75% per annum (the "Intermediate Loan"). On repayment of the Intermediate Loan, we will be prepared to grant you a loan for a period not to exceed nine and a half years.
     The conditions of the Loan, the interest rate and the payment schedule (principal and interest) will be set by joint co-ordination between us. You will have the option to make early repayment, in whole or in part, of the Intermediate Loan and the Loan, at the time of making any interest payment, by giving seven days advance notice in writing, with no penalties and/or fees for early repayment.
     For the purposes of this letter, the LIBOR rate shall be the LIBOR interest rate set by the Bank, from time to time, for a period of one month, three months or six months, to be set on the date that any of the loans are granted.
(b) You shall establish, for our benefit, at the earliest possible time, a pledge and first priority lien on and of the Shares and on any of your rights connected to or deriving from the Shares when they are free of any debt, attachment, claim or other right of any third party. The share certificates of the pledged Shares, as referred to above, shall be deposited to the benefit of your account with the Bank.
(c) If at the end of any quarter (except in cases of special urgency and/or sharp decline in the Stock Exchange), it appears that the value of the Shares on the Stock Exchange shall be less than the balance of your debt to us (the "Amount of the Difference"), you will immediately pay off to us, after receipt of our written demand, from the balance of your debt to us, the amount equal to the Amount of the Difference. Alternatively, you will be entitled to offer us additional securities to secure the Amount of the Difference that will be to our complete satisfaction.
(d) If you do not pay us off the Amount of the Difference immediately after receipt of our written demand, as detailed in Paragraph 3 above, and/or if you do not provide us with additional securities to our complete satisfaction, we shall be entitled to demand immediate payment of your entire debt to us, and it shall be paid within two business days from the date of our written demand. In addition, you will empower us irrevocably to sell at any time which suits us and at any price which suits us, all or some of the Shares, in order to settle the Amount of the Difference and/or the balance of your debt to us which will be set by us for immediate payment as described above, and you will have no claims for any damages caused to you, if caused, resulting from the sale of the Shares.
(e) Messrs. Binyamin Steinmetz and Raz Steinmetz, who are shareholders in your company (the "Guarantors"), will sign proper letters of guarantee to our benefit in text provided by us, limited to repayment of 25% of the amount of each of the loans.
(f) The granting of the loans is subject to the provisions of the general debt contract signed and/or which shall be signed between us, applications for loan and any other document signed by you and/or which shall be signed by you.
(g)  Our offer under this letter is valid until June 30, 1996.

     Please acknowledge receipt of this letter and your undertaking to act in accordance with its provisions.


Sincerely,

First International Bank of Israel
Central Management Credit Division

We hereby acknowledge receipt of the letter, agree to its contents, and undertake to act in accordance with its provisions.

We understand that failure to fulfill any of the conditions detailed in this letter will constitute a reason to demand immediate payment of any of the loans.


/s/ Benjamin Steinmetz
- -----------------------
    Benjamin Steinmetz



/s/ Raz Steinmetz
- -----------------------
    Raz Steinmetz


REBAR FINANCIAL CORPORATION


By:/s/ Raz Steinmetz
   ------------------------
Name: Raz Steinmetz
Title: Vice President